                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

(MARK ONE)


[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year ended December 31, 1998


                                       or


[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _________ to _________


Commission file number 333-63321


     Saga Communications, Inc. Employees' 401(K) Savings and Investment Plan
--------------------------------------------------------------------------------
                              (Full title of plan)


                            Saga Communications, Inc.
                               73 Kercheval Avenue
                       Grosse Pointe Farms, Michigan 48236
--------------------------------------------------------------------------------
                 (Name of Issuer of Securities Held Pursuant to
              Plan and Address of its Principal Executive Office)

                            Saga Communications, Inc.
                          Employees' 401(k) Savings and
                                 Investment Plan



                          Financial Statements for the
                  Years ended December 31, 1998, 1997 and 1996,
                         Supplemental Schedules for the
                          Year ended December 31, 1998
                       with Report of Independent Auditors

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                                Table of Contents

                 Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997


                                                                            Page

Report of Independent Auditors                                                4

Financial Statements

Statements of Assets Available for Plan Benefits--December 31,
     1998 and 1997                                                            5
Statements of Changes in Assets Available for Plan Benefits--Year
     ended December 31, 1998                                                  6
Statements of Changes in Assets Available for Plan Benefits--Year
     ended December 31, 1997                                                  7
Statements of Changes in Assets Available for Plan Benefits--Year
     ended December 31, 1996                                                  8
Notes to Financial Statements                                                 9

Supplemental Schedules

Item 27(a)--Schedule of Assets Held for Investment Purposes                  14
Item 27(d)--Schedule of Reportable Transactions                              15

Other Information

Signatures                                                                   17
Exhibit 23 - Consent of Independent Auditors                                 18

                         Report of Independent Auditors

Plan Administrator
Saga Communications, Inc.
Employees' 401(k) Savings and Investment Plan

We have audited the accompanying statements of assets available for plan benefits of Saga Communications, Inc. Employees' 401(k) Savings and Investment Plan as of December 31, 1998 and 1997 and the related statements of changes in assets available for plan benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997 and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of changes in assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1998 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 basic financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP
                                                           ---------------------

May 14, 1999
Detroit, Michigan

                           Saga Communications, Inc.
                 Employees' 401(k) Savings and Investment Plan

     Statement of Assets Available For Plan Benefits, with Fund Information

                                                                                  Fund Information
                                                ------------------------------------------------------------------------------------
                                                                                             Twentieth
                                                               Saga                           Century                       CIGNA
                                                Guaranteed     Common        Vanguard          Ultra         Fidelity       Stock
                                                Investment     Stock        Wellington       Investors      Investments     Index
                                                   Fund        Fund            Fund            Fund         Contrafund      Fund
                                                ------------------------------------------------------------------------------------

December 31, 1998
Assets
Investments at fair value                       $961,135      $703,066      $  517,436      $1,016,388      $1,430,119      $695,195
Participant loans receivable
                                                --------      --------      ----------      ----------      ----------      --------
                                                 961,135       703,066         517,436       1,016,388       1,430,119       695,195
Contributions receivable                           3,441       142,413           1,979           4,481           5,147         2,800
                                                --------      --------      ----------      ----------      ----------      --------
Total assets available for benefits             $964,576      $845,479      $  519,415      $1,020,869      $1,435,266      $697,995
                                                ========      ========      ==========      ==========      ==========      ========


December 31, 1997
Assets
Investments at fair value                       $943,796      $471,844      $  419,207      $  686,523      $1,026,489      $527,187
Participant loans receivable
                                                --------      --------      ----------      ----------      ----------      --------
Total assets available for benefits             $943,796      $471,844      $  419,207      $  686,523      $1,026,489      $527,187
                                                ========      ========      ==========      ==========      ==========      ========

See accompanying notes.


                                                                                  Fund Information
                                                ------------------------------------------------------------------------------------
                                                Fidelity
                                                 Growth                       Warburg-          Warburg-                      CIGNA
                                                  and         INVESCO          Pincus           Pincus         Putnam         High
                                                 Income       Total           Emerging       International     Stock          Yield
                                                Portfolio     Return           Growth           Equity         Growth         Bond
                                                  Fund        Fund              Fund             Fund          Fund           Fund
                                                ------------------------------------------------------------------------------------

December 31, 1998
Assets
Investments at fair value                       $302,379      $479,049        $189,565         $68,147         $14,809        $2,591
Participant loans receivable
                                                --------      --------        --------         -------         -------        ------
                                                 302,379       479,049         189,565          68,147          14,809         2,591
Contributions receivable                           2,630         1,709           1,610             427             338           190
                                                --------      --------        --------         -------         -------        ------
Total assets available for benefits             $305,009      $480,758        $191,175         $68,574         $15,147        $2,781
                                                ========      ========        ========         =======         =======        ======


December 31, 1997
Assets
Investments at fair value                       $157,905      $421,726        $128,644         $90,058         $     0        $    0
Participant loans receivable
                                                --------      --------        --------         -------         -------        ------
Total assets available for benefits             $157,905      $421,726        $128,644         $90,058         $     0        $    0
                                                ========      ========        ========         =======         =======        ======

See accompanying notes.


                                                                              Fund Information
                                                ----------------------------------------------------------------------
                                                                Janus
                                                                World           Baron
                                                  Janus         Wide            Asset           Loan
                                                  Fund          Fund            Fund            Fund          Total
                                                ----------------------------------------------------------------------

December 31, 1998
Assets
Investments at fair value                        $42,896       $23,442          $6,799                      $6,453,016
Participant loans receivable                                                                  $169,804         169,804
                                                 -------       -------          ------        --------      ----------
                                                  42,896        23,442           6,799         169,804       6,622,820
Contributions receivable                             374           415             120          (2,089)        165,985
                                                 -------       -------          ------        --------      ----------
Total assets available for benefits              $43,270       $23,857          $6,919        $167,715      $6,788,805
                                                 =======       =======          ======        ========      ==========


December 31, 1997
Assets
Investments at fair value                        $     0       $     0          $    0                      $4,873,379
Participant loans receivable                                                                  $127,629         127,629
                                                 -------       -------          ------        --------      ----------
Total assets available for benefits              $     0       $     0          $    0        $127,629      $5,001,008
                                                 =======       =======          ======        ========      ==========

See accompanying notes.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

           Statement of Changes in Assets Available For Plan Benefits,
                             with Fund Information

                          Year ended December 31, 1998

                                                                               FUND INFORMATION
                                                 -------------------------------------------------------------------------------
                                                                                          TWENTIETH
                                                                  SAGA                     CENTURY                       CIGNA
                                                 GUARANTEED      COMMON      VANGUARD       ULTRA         FIDELITY       STOCK
                                                 INVESTMENT      STOCK      WELLINGTON    INVESTORS     INVESTMENTS      INDEX
                                                    FUND          FUND         FUND          FUND        CONTRAFUND       FUND
                                                 -------------------------------------------------------------------------------
Additions:
    Employee contributions                        $118,997     $151,851     $ 81,801     $  166,416     $  182,909     $ 93,452
    Employer contributions                                      138,399
    Investment income:
       Interest                                     56,732
       Realized and unrealized
         appreciation in fair value                              119,883       54,201       252,527        336,168      158,665
    Loan principal and interest payments            10,306        3,104        1,649         16,013         16,292        3,038
    New loans                                      (13,290)     (14,876)      (3,903)       (16,010)       (26,975)     (19,086)
                                                  --------     --------     --------     ----------     ----------     --------
Total additions                                    172,745      398,361      133,748        418,946        508,394      236,069

Deductions--employee withdrawals                   (81,926)     (21,279)     (17,334)       (87,507)      (107,629)     (90,925)
                                                  --------     --------     --------     ----------     ----------     --------
Net additions before transfers                      90,819      377,082      116,414        331,439        400,765      145,144
Net transfers among funds                          (70,039)      (3,447)     (16,206)         2,907          8,012       25,664
                                                  --------     --------     --------     ----------     ----------     --------
Net additions/deductions after transfers            20,780      373,635      100,208        334,346        408,777      170,808
Assets available for plan benefits:
    Beginning of year                              943,796      471,844      419,207        686,523      1,026,489      527,187
                                                  --------     --------     --------     ----------     ----------     --------
    End of year                                   $964,576     $845,479     $519,415     $1,020,869     $1,435,266     $697,995
                                                  ========     ========     ========     ==========     ==========     ========

                                                                               FUND INFORMATION
                                                 ------------------------------------------------------------------------------
                                                  FIDELITY
                                                   GROWTH                   WARBURG-      WARBURG-                        CIGNA
                                                    AND         INVESCO      PINCUS        PINCUS          PUTNAM         HIGH
                                                   INCOME       TOTAL       EMERGING    INTERNATIONAL      STOCK          YIELD
                                                  PORTFOLIO     RETURN       GROWTH        GROWTH          GROWTH         BOND
                                                    FUND         FUND         FUND          FUND            FUND          FUND
                                                 ------------------------------------------------------------------------------
Additions:
    Employee contributions                         $78,824      $61,458      $64,181        $17,296         $4,907       $2,080
    Employer contributions
    Investment income:
       Interest
       Realized and unrealized
         appreciation in fair value                 58,292       58,015       11,222          2,412          1,252           23
    Loan principal and interest payments             5,044        3,627        1,475            278             27
    New loans                                       (6,634)     (11,219)      (3,618)          (977)
                                                  --------     --------     --------        -------        -------       ------
Total additions                                    135,526      111,881       73,260         19,009          6,186        2,103

Deductions--employee withdrawals                   (10,733)     (48,373)     (21,547)        (3,094)
                                                  --------     --------     --------        -------        -------       ------
Net additions before transfers                     124,793       63,508       51,713         15,915          6,186        2,103
Net transfers among funds                           22,311       (4,476)      10,818        (37,399)         8,961          678
                                                  --------     --------     --------        -------        -------       ------
Net additions/deductions after transfers           147,104       59,032       62,531        (21,484)        15,147        2,781
Assets available for plan benefits:
    Beginning of year                              157,905      421,726      128,644         90,058
                                                  --------     --------     --------        -------        -------       ------
    End of year                                   $305,009     $480,758     $191,175        $68,574        $15,147       $2,781
                                                  ========     ========     ========        =======        =======       ======

                                                                               FUND INFORMATION
                                                   ---------------------------------------------------------------
                                                                 JANUS
                                                                 WORLD         BARON
                                                    JANUS        WIDE          ASSET         LOAN
                                                     FUND        FUND          FUND          FUND         TOTAL
                                                   -------      -------       ------       --------     ----------
Additions:
    Employee contributions                          $4,986       $7,479         $987        ($2,089)    $1,035,535
    Employer contributions                                                                                 138,399
    Investment income:
       Interest                                                                              10,332         67,064
       Realized and unrealized
         appreciation in fair value                  5,844        1,147          809                     1,060,460
    Loan principal and interest payments               117          461                     (61,431)             0
    New loans                                                                               116,588              0
                                                   -------      -------       ------       --------     ----------
Total additions                                     10,947        9,087        1,796         63,400      2,301,458

Deductions--employee withdrawals                                                            (23,314)      (513,661)
                                                   -------      -------       ------       --------     ----------
Net additions before transfers                      10,947        9,087        1,796         40,086      1,787,797
Net transfers among funds                           32,323       14,770        5,123                             0
                                                   -------      -------       ------       --------     ----------
Net additions/deductions after transfers            43,270       23,857        6,919         40,086      1,787,797
Assets available for plan benefits:
    Beginning of year                                                                       127,629      5,001,008
                                                   -------      -------       ------       --------     ----------
    End of year                                    $43,270      $23,857       $6,919       $167,715     $6,788,805
                                                   =======      =======       ======       ========     ==========

See accompanying notes.
                                                                               6

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                  Statement of Changes in Assets Available For
                      Plan Benefits, with Fund Information

                          Year ended December 31, 1997

                                                                              FUND INFORMATION
                                         ---------------------------------------------------------------------------------

                                                                                  TWENTIETH
                                                         SAGA                      CENTURY                        CIGNA
                                         GUARANTEED     COMMON        VANGUARD      ULTRA         FIDELITY        STOCK
                                         INVESTMENT      STOCK       WELLINGTON   INVESTORS      INVESTMENTS      INDEX
                                           FUND          FUND          FUND          FUND        CONTRAFUND        FUND
                                         ---------------------------------------------------------------------------------
Additions:
         Employee contributions          $124,352      $117,144      $ 95,751      $174,843      $  196,058      $ 89,787
         Investment income:
           Interest                        58,008
         Realized and unrealized
           appreciation/(depreciation)
           in fair value                                110,979        72,061       112,195         182,002       112,922
                                         --------      --------      --------      --------      ----------      --------
                                           58,008       110,979        72,061       112,195         182,002       112,922
Loan principal and interest payments       11,688         3,647         1,941         6,386           9,931         2,462
New loans                                 (14,936)       (3,981)       (6,779)      (32,931)        (33,641)           (9)
                                         --------      --------      --------      --------      ----------      --------
Total additions                           179,112       227,789       162,974       260,493         354,350       205,162

Deductions--employee withdrawals          (58,236)      (37,769)       (6,889)      (33,314)        (52,127)      (21,986)
                                         --------      --------      --------      --------      ----------      --------
Net additions before transfers            120,876       190,020       156,085       227,179         302,223       183,176
Net transfers among funds                 (72,390)         (611)      (17,216)           (2)         (7,528)       29,608
                                         --------      --------      --------      --------      ----------      --------
Net additions after transfers              48,486       189,409       138,869       227,177         294,695       212,784
Assets available for plan benefits:
         Beginning of year                895,310       282,435       280,338       459,346         731,794       314,403
                                         --------      --------      --------      --------      ----------      --------
         End of year                     $943,796      $471,844      $419,207      $686,523      $1,026,489      $527,187
                                         ========      ========      ========      ========      ==========      ========






                                                                            FUND INFORMATION
                                            ----------------------------------------------------------------------------------

                                             FIDELITY
                                              GROWTH                       WARBURG-    WARBURG-
                                                AND          INVESCO       PINCUS       PINCUS
                                              INCOME          TOTAL       EMERGING    INTERNATIONAL
                                             PORTFOLIO       RETURN        GROWTH       EQUITY         LOAN
                                               FUND           FUND          FUND         FUND          FUND           TOTAL
                                            ----------------------------------------------------------------------------------
Additions:
         Employee contributions              $  69,386      $ 61,071      $ 52,107      $ 33,507                    $1,014,006
         Investment income:
           Interest                                                                                   $ 6,846           64,854
         Realized and unrealized
           appreciation/(depreciation)
           in fair value                        22,606        81,962        14,416        (7,214)                      701,929
                                             ---------      --------      --------      --------      --------       ---------
                                                22,606        81,962        14,416        (7,214)        6,846         766,783
Loan principal and interest payments             1,954         3,935            51                     (41,995)              0
New loans                                       (2,641)       (6,539)       (2,616)                    104,073               0
                                             ---------      --------      --------      --------      --------       ---------
Total additions                                 91,305       140,429        63,958        26,293        68,924       1,780,789

Deductions--employee withdrawals                (7,685)      (25,825)      (12,460)       (5,416)      (28,278)       (289,985)
                                             ---------      --------      --------      --------      --------       ---------
Net additions before transfers                  83,620       114,604        51,498        20,877        40,646       1,490,804
Net transfers among funds                       30,772           214        25,788        11,365                             0
                                             ---------      --------      --------      --------      --------       ---------
Net additions after transfers                  114,392       114,818        77,286        32,242        40,646       1,490,804
Assets available for plan benefits:
         Beginning of year                      43,513       306,908        51,358        57,816        86,983       3,510,204
                                             ---------      --------      --------      --------      --------       ---------
         End of year                         $ 157,905      $421,726      $128,644       $90,058      $127,629      $5,001,008
                                             =========      ========      ========      ========      ========      ==========


See accompanying notes.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                    Statement of Changes in Assets Available
                    For Plan Benefits, with Fund Information

                          Year ended December 31, 1996

                                                                             FUND INFORMATION
                                            ----------------------------------------------------------------------------------

                                                                                        TWENTIETH
                                                              SAGA                       CENTURY                       CIGNA
                                            GUARANTEED       COMMON        VANGUARD       ULTRA       FIDELITY         STOCK
                                            INVESTMENT        STOCK       WELLINGTON    INVESTORS    INVESTMENTS       INDEX
                                               FUND           FUND          FUND          FUND        CONTRAFUND        FUND
                                            ----------------------------------------------------------------------------------
Additions:
         Employee contributions              $133,974       $ 74,753       $78,499       $138,338      $179,330        $68,047
         Investment income:
           Interest                            49,054             --            --             --            --             --
         Realized and unrealized
           appreciation (depreciation)
           in fair value                                      78,158        36,908         55,757       123,563         61,718
                                             --------        -------      --------       --------      --------       --------
                                               49,054         78,158        36,908         55,757       123,563         61,718
Loan principal and interest payments           11,799          2,479         3,609          4,206         6,863          1,811
New loans                                      (3,106)        (6,472)       (2,035)        (6,934)       (9,890)        (1,556)
                                             --------       --------      --------       --------      --------       --------
Total additions                               191,721        148,918       116,981        191,367       299,866        130,020

Deductions--employee withdrawals             (100,057)       (31,041)      (14,275)       (65,955)      (83,296)       (19,099)
                                             --------       --------      --------       --------      --------       --------
Net additions before transfers                 91,664        117,877       102,706        125,412       216,570        110,921
Net transfers among funds                      81,626         10,738        (4,483)         1,830       277,824        203,482
                                             --------       --------      --------       --------      --------        -------
Net additions after transfers                 173,290        128,615        98,223        127,242       494,394        314,403
Assets available for plan benefits:
         Beginning of year                    722,020        153,820       182,115        332,104       237,400             --
                                             --------       --------      --------       --------      --------       --------
         End of year                         $895,310       $282,435      $280,338       $459,346      $731,794       $314,403
                                             ========       ========      ========       ========      ========       ========




                                                                             FUND INFORMATION
                                            ------------------------------------------------------------------------------------
                                             FIDELITY
                                              GROWTH                       WARBURG-      WARBURG-
                                                AND        INVESCO          PINCUS       PINCUS         KEMPER           KEMPER
                                              INCOME        TOTAL          EMERGING   INTERNATIONAL      U.S.            TOTAL
                                             PORTFOLIO     RETURN          GROWTH        EQUITY         MORTGAGE         RETURN
                                               FUND         FUND            FUND          FUND            FUND           FUND
                                            -------------------------------------------------------------------------------------
Additions:
         Employee contributions               $32,248       $57,228        $31,937        $11,499             --             --
         Investment income:
           Interest                                --            --             --             --             --             --
         Realized and unrealized
           appreciation (depreciation)
           in fair value                        2,953        35,930          2,504          1,191            $244           $735
                                              -------      --------        -------        -------        --------      ---------
                                                2,953        35,930          2,504          1,191             244            735
Loan principal and interest payments              191         4,053             15             --              --             --
New loans                                           -        (5,168)            (6)            --              --             --
                                              -------      --------        -------        -------        --------      ---------
Total additions                                35,392        92,043         34,450         12,690             244            735

Deductions--employee withdrawals                 (381)      (48,872)            --           (364)         (3,394)        (5,538)
                                              -------      --------        -------        -------        --------      ---------
Net additions before transfers                 35,011        43,171         34,450         12,326          (3,150)        (4,803)
Net transfers among funds                       8,502       263,737         16,908         45,490         (59,277)      (304,394)
                                              -------      --------        -------        -------        --------      ---------
Net additions after transfers                  43,513       306,908         51,358         57,816         (62,427)      (309,197)
Assets available for plan benefits:
         Beginning of year                         --            --             --             --          62,427        309,197
                                              -------      --------        -------        -------        --------      ---------
         End of year                          $43,513      $306,908        $51,358        $57,816        $     --      $      --
                                              =======      ========        =======        =======        ========      =========



                                                                             FUND INFORMATION
                                            ---------------------------------------------------------------------------
                                               KEMPER           VANGUARD
                                              GROWTH             INDEX
                                             PORTFOLIO            500           LOAN        CONTRIBUTION
                                               FUND               FUND          FUND         RECEIVABLE         TOTAL
                                            ----------------------------------------------------------------------------
Additions:
         Employee contributions                       --              --            --         $(21,590)     $   784,263
         Investment income:
           Interest                                   --              --       $ 6,253               --           55,307
         Realized and unrealized
           appreciation (depreciation)
           in fair value                        $ (2,608)      $   2,016            --               --          399,069
                                                --------       ---------       -------         --------       ----------
                                                  (2,608)          2,016         6,253               --          454,376
Loan principal and interest payments                  --              --        35,026)              --               --
New loans                                             --              --        35,167               --               --
                                                --------       ---------       -------         --------       ----------
Total additions                                   (2,608)          2,016         6,394          (21,590)       1,238,639

Deductions--employee withdrawals                 (14,129)         (1,173)       (9,676)              --         (397,250)
                                                --------       ---------       -------         --------       ----------
Net additions before transfers                   (16,737)            843        (3,282)         (21,590)         841,389
Net transfers among funds                       (291,568)       (250,415)           --                                --
                                                --------       ---------       -------         --------       ----------
Net additions after transfers                   (308,305)       (249,572)       (3,282)         (21,590)         841,389
         Beginning of year                       308,305         249,572        90,265           21,590        2,668,815
         End of year                            --------       ---------       -------         --------       ----------
                                                $     --       $      --       $86,983         $     --       $3,510,204
                                                ========       =========       =======         ========       ==========

Assets available for plan benefits:
                                                                               8

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                          Notes to Financial Statements
                                December 31, 1998


1. DESCRIPTION OF PLAN

The following brief description of Saga Communications, Inc. (the "Company") Employees' 401(k) Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

GENERAL

The Plan is a defined contribution profit sharing plan established as of April 1, 1988 and amended July 1, 1993 to provide additional investment options, and includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan assets are held and investment transactions are executed by Connecticut General Life Insurance Company (the "Trustee").

CONTRIBUTIONS

Contributions to employees' accounts are effected through voluntary reductions in their compensation. Such reductions are, in turn, paid to the Plan by the Company. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k)(3).

ALLOCATIONS

Contributions to the Plan are allocated to participants' individual accounts on the date of receipt by the Trustee.

Interest earned on the Guaranteed Investment Fund is credited to each participant's account daily.

The account balance for mutual fund accounts are adjusted daily after the Trustee has computed income/loss on the fund. Such income/loss is credited or debited to each participant's account in the ratio which each such investment bears to the aggregate trust investment in the fund on the valuation date.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

DISTRIBUTION

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution or a portion of the participant's account balance. Such distributions are generally made in a lump sum.

VESTING

A participant's account balance is fully vested and nonforfeitable.

PLAN TERMINATION

Although the Company intends to continue the Plan indefinitely, it has reserved the right to amend or terminate the Plan at any time. If the Plan were to be terminated, the amount in each participant's account would remain fully vested as of the date of termination of the Plan. Plan funds would continue to be invested and would continue to be held in the custody of the Plan's Trustee if the Company maintained a successor Plan. The Plan's Trustee would pay the balance of each participant's Plan account in a lump sum at the earlier of age 59-1/2, disability, death or when employment with the Company is terminated.

If no successor plan is maintained by the Company, each participant shall receive a total distribution of his account balance.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are presently paid by the Company.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The Plan's Guaranteed Investment Fund is fully benefit responsive and as such is stated at contract value as determined by Connecticut General Life Insurance Company. Contract value represents contributions, plus interest at the contract rate, less funds used to pay benefits. Interest rate resets are determined semi-annually based on market, and were 6.25%, 6.35% and 6.25% at December 31, 1998, 1997 and 1996, respectively. The average yield was 5.96%, 6.31% and 5.89% for the years ended December 31, 1998, 1997 and 1996, respectively. There are no restrictions on withdrawals or transfers from the fund. Investment in the common stock of Saga Communications is reported at fair value based on the market price as of the Plan's year-end. The fair values of mutual fund investments are based on net asset values as of the last business day of the plan year. The difference between cost and fair value is reflected in the statement of changes in net assets available for plan benefits as realized and unrealized appreciation or depreciation of investments.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 4, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been restated in its entirety subsequent to the issuance of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)


4. YEAR 2000 ISSUE (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project during the third quarter of 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                             SUPPLEMENTAL SCHEDULES

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                            Employer ID # 38-2683519
                                   Plan # 001

           Item 27(a)--Schedule of Assets Held For Investment Purposes

                                December 31, 1998


         IDENTITY                     DESCRIPTION OF INVESTMENT INCLUDING
    OF ISSUE, BORROWER                 MATURITY DATE, RATE OF INTEREST,                                    CURRENT
  LESSOR OR SIMILAR PARTY             COLLATERAL, PAR OR MATURITY VALUE                COST                 VALUE
------------------------------------------------------------------------------------------------------------------
* Connecticut General Life
  Insurance Company               Guaranteed Investment Fund--16,967 units,
                                    6.25% annual interest                             $961,135            $961,135
* Connecticut General
  Life Insurance Company          Cigna Stock Index Fund--10,655 shares                421,965             695,195
* Connecticut General Life
  Insurance Company               Cigna High Yield Bond Fund--279 shares                 2,568               2,591
  Fidelity Investments            Fidelity Investments Contrafund--17,569 shares       867,444           1,430,119
  Fidelity Investments            Fidelity Growth and Income Portfolio
                                    Fund--4,945 shares                                 224,085             302,379
 Invesco Mutual Funds             Invesco Total Return Fund--12,173 shares             333,556             479,049
 Twentieth Century Mutual Funds   Twentieth Century Ultra Investments
                                    Fund--18,950 shares                                649,624           1,016,388
 The Vanguard Group of
  Investment Companies            Vanguard Wellington Fund--12,191 shares              376,864             517,436
 Warburg-Pincus Mutual Funds      Warburg-Pincus Emerging Growth
                                   Fund--3,907 shares                                  166,265             189,565
 Warburg-Pincus Mutual Funds      Warburg-Pincus International Equity
                                    Fund--2,904 shares                                  69,723              68,147
 Putnam Mutual Funds              Putnam Stock Growth Fund--1,076 shares                13,557              14,809
 Janus Mutual Funds               Janus Fund--913 shares                                37,053              42,896
 Janus Mutual Funds               Janus Worldwide Fund--431 shares                      22,294              23,442
 Baron Mutual Funds               Baron Asset Fund--135 shares                           5,991               6,799
* Saga Communications, Inc.       Saga Common Stock Fund--34,296 shares                432,691             703,066
* Participant loans receivable    Interest rates 8.0% to 10.0%                         169,804             169,804
                                                                                    ----------          ----------
Total investments                                                                   $4,754,619          $6,622,820
                                                                                    ==========          ==========

*Party-in-interest.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                            Employer ID # 38-2683519
                                   Plan # 001

                 Item 27(a)--Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                           EXPENSE           CURRENT VALUE
                            DESCRIPTION OF ASSET (INCLUDING                               INCURRED            OF ASSET ON
                             INTEREST RATE AND MATURITY IN   PURCHASE   SELLING  LEASE      WITH      COST OF TRANSACTION  NET GAIN
IDENTITY OF PARTY INVOLVED        CASE OF A LOAN)             PRICE      PRICE   RENTAL  TRANSACTION   ASSET     DATE       (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category iii) A series of
 transactions involving
 securities of the same
 issue, which when
 aggregated, involve an
 amount in excess of 5%
 of the current value of
 plan assets:
   Fidelity Investments      Fidelity Investments
                              Contrafund
                                Purchases                     $218,964                                 $218,964   $218,964
                                Sales                                     $154,670                      105,459    154,670   $49,211
   Twentieth Century
    Mutual Funds             Twentieth Century Ultra
                              Investments
                               Fund
                               Purchases                       199,102                                  199,102    199,102
                               Sales                                      124,979                        88,785    124,979    36,194
  *Connecticut General
   Life Insurance
   Company                   Guaranteed Investment Fund
                                Purchases                      137,720                                  137,720    137,720
                                Sales                                     177,113                       177,113    177,113         0

                             Cigna Stock Index Fund
                                Purchases                      142,383                                  142,383    142,383
                                Sales                                     134,972                        88,990    134,972    45,982

* party-in-interest.

There were no category i), ii) or iv) reportable transactions.

                                  EXHIBIT INDEX



Exhibits

23(a)          Consent of Ernst & Young LLP

                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             SAGA COMMUNICATIONS, INC.
                                             EMPLOYEES' 401(K) SAVINGS AND
                                             INVESTMENT PLAN


Date:  June 25, 1999                         /s/ Marcia K. Lobaito
                                             -----------------------------------
                                             Marcia K. Lobaito
                                             Plan Administrator